EXHIBIT 12.1
AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in millions)

	2013	2012	2011	2010	2009
Combined fixed charges:
Capitalized interest credit	$2.7	$2.5	$6.7	$10.1	$7.8
Interest factor in rent expense	3.3	3.8	3.0	3.2	2.8
Other interest and fixed charges	127.6	86.8	47.9	33.6	37.4
Preference dividends	—	—	—	—	—
Total combined fixed charges	$133.6	$93.1	$57.6	$46.9	$48.0

Earnings—pre-tax income (loss) with applicable adjustments	$93.7	$(159.0)	$(186.0)	$(125.4)	$(47.9)

Ratio of earnings to combined fixed charges	NM*	NM*	NM*	NM*	NM*

* In 2013, 2012, 2011, 2010 and 2009, earnings were less than combined fixed charges by $39.9, $252.1, $243.6, $172.3 and $95.9, respectively.